May 14, 2012

Mr. Michael R. Clampitt
Ms. Jessica Livingston
United States Securities and Exchange Commission
Washington, DC 20549

Re:	United Bancorp, Inc. Registration Statement on Form S-1 Filed April 23, 2012 File No. 333-180883

Dear Mr. Clampitt and Ms. Livingston:

          This letter provides United Bancorp, Inc.'s (the "Company") response to the Commission staff letter dated May 11, 2012 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's response to the comments immediately follows:

          The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commissions rules and regulations.

Prospectus Cover Page

1.	Revise the cover page to price the preferred and the warrant as they have no market and therefore cannot be offered at the market price. Make appropriate changes to the Underwriting section.

          Response:

The Company has revised the cover page and the Underwriting section of the base prospectus to clarify that pricing of the Preferred Shares and the Warrant will be unrelated to any market price or prices related to any market price.

In the prospectus supplement, the Company has disclosed that the public offering price of the Preferred Shares will be determined by an auction process and further disclosed the mechanics of how the public offering price will be determined by the auction process.

Michael R. Clampitt
Jessica Livingston
May 14, 2012

2.	Please provide an analysis as to how registering the resale of depositary shares, which have not yet been issued to Treasury, is permissible under Rule 415(a)(1)(i).

          Response:

The Company is no longer registering the depositary shares and has amended the registration statement and base prospectus accordingly.

3.

As a general rule, counsel's signed legality opinion must be filed as an exhibit to the registration statement before it becomes effective, and it may not be subject to any unacceptable qualifications, conditions or assumptions. We note that, in paragraph (4), counsel's opinion regarding depositary shares is currently subject to certain unacceptable qualifications/assumptions. Please tell us whether counsel will be able to provide an unqualified opinion with respect to the depositary shares prior to effectiveness.

          Response:

The Company has filed a revised opinion from counsel that no longer includes the opinion regarding depositary shares.

4.

Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post effective amendment filed prior to any distribution of the prospectus.

          Response:

The Company will include the names of the underwriters in a pre- or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction. The Company also confirms that all information, other than information that may be omitted pursuant to Rule 430A, will be included in the prospectus prior to its distribution to such potential bidders.

Michael R. Clampitt
Jessica Livingston
May 14, 2012

Summary
Securities to be Offered, page 1

5.

Revise to provide full summary disclosure of the material terms of the offering with appropriately captioned subheadings that highlight such information in a reader friendly format. Refer to Rule 421(b) and (d) of Regulation C of the Securities Act (§230.421 of this chapter) for a description of plain English disclosure.

          Response:

The Company has added a full summary disclosure to the base prospectus. The prospectus supplement also has a full summary disclosure.

6.

Revise under a new section entitled "Redemption" to indicate if the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

          Response:

The Company has added the requested disclosure in the Summary and Description of Preferred Shares sections of the base prospectus and prospectus supplement, as follows:

"We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends (including dividends accrued on any unpaid dividends) to but excluding the date of redemption. We have not applied for such regulatory approval and have no present intention to redeem any of the Preferred Shares in the near future. We have no present plans to redeem, in whole or in part, any of the Preferred Shares before February 15, 2014. However, we do intend to explore future alternatives with respect to redeeming the Preferred Shares, but our ability to do so will depend on then-present facts and circumstances and the amount of capital we hold or can raise at the holding company level.

Michael R. Clampitt
Jessica Livingston
May 14, 2012

In order for us to obtain approval from our applicable regulatory authorities to redeem the Preferred Shares, we would expect that such regulatory authorities would require us to satisfy our capital commitments to them after giving effect to the redemption of the Preferred Shares so approved.  Currently, such redemption would cause us to violate such capital commitments unless, absent other actions, we raise $16 million of additional capital. We would also need to raise an additional amount of capital believed sufficient to meet the capital and liquidity needs of the holding company at the time of redemption."

7.	Revise under a new section entitled "Voting Rights" to disclose how the nomination process will work in the event that 2 directors are to be added.

          Response:

The Certificate of Designations establishing the terms of the Preferred Shares does not specify the manner in which the nomination of directors would be conducted.  Accordingly, we do not believe that such nominations would be limited and, therefore, we believe that a plurality of eligible votes would determine the election of two nominated directors, subject to applicable law.

In the Summary and Description of Preferred Shares sections of both the base prospectus and prospectus supplement, disclosure is included describing the voting rights applicable to the Preferred Shares. To clarify how the nomination process will work, the Company has added disclosure in those sections, as follows:

"There is no limit on the number of nominations and a plurality of eligible voters would determine the election of the two new directors. Upon any termination of the right of the holders of the Preferred Shares and voting parity stock as a class to vote for directors as described above, such directors will cease to be qualified as directors, the terms of office of such directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of directors which had been elected by the holders of the Preferred Shares and the voting parity stock."

8.	Revise to disclose whether the Company is current on the Preferred dividends or disclose the aggregate and per share deferred amounts.

Michael R. Clampitt
Jessica Livingston
May 14, 2012

          Response:

The Company has added the requested disclosure in the Summary and Description of Preferred Shares sections of the base prospectus and prospectus supplement, as follows:

"Since issuing the Preferred Shares, the Company has declared and paid all accrued dividends on the Preferred Shares to the date of this [prospectus] [prospectus supplement]."

Risk Factors
Risks Related to the Preferred Shares, page 12

9.	Please revise to add a risk factor regarding the Company's ability to pay dividends on the Preferred and disclose the general conditions under which dividends will be allowed.

          Response:

The Company has added the requested risk factor entitled "Under certain circumstances, we may not pay dividends on the Preferred Shares without prior regulatory approval. We may not redeem the Preferred Shares without prior regulatory approval." to both the base prospectus and prospectus supplement. The risk factor contains disclosure about the Company's ability to pay dividends and discusses the general conditions under which dividends are allowed. The Company notes for the Staff that both the base prospectus and the prospectus supplement also include the risk factor entitled "We are highly dependent on dividends and other amounts from the Bank in order to pay dividends on, and redeem at our option, the Preferred Shares, which is subject to various prohibitions and other restrictions." The risk factor contains disclosure about the Company's subsidiary bank's ability to pay dividends and the general conditions under which dividends will be allowed.

Michael R. Clampitt
Jessica Livingston
May 14, 2012

          The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randal J. Rabe

Randal J. Rabe Executive Vice President and Chief Financial Officer